EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

NAME	STATE OF INCORPORATION	PERCENTAGE OF OWNERSHIP
The Ohio Valley Bank Company	Ohio	100%
Loan Central, Inc.	Ohio	100%
Ohio Valley Financial Services Agency, LLC	Ohio	100%
Ohio Valley Statutory Trust III	Delaware	100%